UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jumia Technologies AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

48138M105**

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138M105	13G/A

1.	Names of Reporting Persons Brillant 3087. SE & Co. Verwaltungs KG
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0%
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 48138M105	13G/A

1.	Names of Reporting Persons Rocket Internet SE
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0%
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 48138M105	13G/A

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on February 14, 2020 (the “Original Schedule 13G” and the Original Schedule 13G as amended, the “Schedule 13G”), with respect to Ordinary Shares, no par value, which may be represented by American Depositary Shares of Jumia Technologies AG (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Items 1(b) and 5 in their entirety as set forth below.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

Skalitzer Straße 104

10997 Berlin, Germany

Germany

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

Brillant 3087. SE & Co. Verwaltungs KG

By:	/s/ Arnt Jeschke
Name:	Arnt Jeschke
Title:	General Proxy Holder

By:	/s/ Gregor Janknecht
Name:	Gregor Janknecht
Title:	General Proxy Holder

Rocket Internet SE

By:	/s/ Arnt Jeschke
Name:	Arnt Jeschke
Title:	General Proxy Holder

By:	/s/ Gregor Janknecht
Name:	Gregor Janknecht
Title:	General Proxy Holder